Western & Southern Financial Group, Inc.

400 Broadway

Cincinnati, OH 45202

Via electronic mail

December 1, 2010

Ms. Alison White

Senior Counsel, Office of Insurance Products

Division of Investment Management

Securities and Exchange Commission

100 F. Street N.E.

Washington, D.C. 20549

RE:         Integrity Life Insurance Company (“Integrity”)

Separate Account I of Integrity Life Insurance Company

File Numbers 333-166995 and 811-04844

National Integrity Life Insurance Company (“National Integrity”)

Separate Account I of National Integrity Life Insurance Company

File Numbers 333-167372 and 811-04846

Dear Ms. White:

This letter is in response to questions from you and Ms. Pickholz received via phone yesterday, November 30, 2010.  The questions are restated below and each one has been addressed.

Please recall that Integrity is making a commitment to give owners a unit value based on the market at close price of the underlying ETFs. Integrity has entered into an agreement with MATC to provide the ETF shares to the separate account on that basis. We respectfully note that the answers to the questions raised do not affect in any way our obligation to meet the terms of our contract as described in the prospectus.  In light of the foregoing, following are answers to your questions:

1.     Will the purchases and sales by the executing brokers of the ETFs held in the subaccount be effected on a principal or agency basis?

Trades may be effected on either an agency or a principal basis, depending on the executing broker’s book, market outlook, hedging requirements, and other considerations.  In either case, the subaccount will receive the same execution price, as the price is determined by the market closing price on the primary exchange.

2.     Are the executing brokers “authorized participants” for purposes of the construction of ETF creation units?

Typically, yes, although coverage of specific ETFs may vary by executing broker.  We believe this is beneficial, as it provides the executing brokers with another possible avenue for filling orders.  Please note, however, that the requirement is to honor the market closing price on the primary exchange, and this is not dependent on the executing brokers being an “authorized participant” of the ETF being traded.

In connection with the foregoing we acknowledge that: (i) Integrity and National Integrity are responsible for the adequacy and accuracy of the disclosure in the Registration Statements; (ii) the comments of the Commission’s Staff, or changes to disclosures in the Registration Statements in response to the comments of the Commission’s Staff, does not foreclose the Commission from taking any action with respect to the Registration Statements; and (iii) neither Integrity nor National Integrity may assert the comments of the Commission’s Staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Kevin L. Howard
Vice President and Associate General Counsel
Western & Southern Financial Group, Inc.

Copy:     Michael Berenson, Esq. via electronic mail

Rhonda S. Malone, Esq. via electronic mail